Exhibit 99.1
Qiao Xing Universal’s Subsidiary CEC Telecom Secures Orders Worth US$70 Million for Pocket PC
Mobile Phone Handsets that Run on Microsoft’s Windows Mobile 5.0 Operation System
     HUIZHOU, Guangdong, China, Nov. 9 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that its major operating subsidiary CEC Telecom Co., Ltd. (“CECT”), one of the fastest-growing local mobile phone handset manufacturers in China, had recently received orders worth US$70 million from its distributors in the China market for pocket PC mobile phone handsets.
     Mr. Wu Zhi Yang, CEO of CECT and Vice-chairman of XING, said, “Since it made its presence at Microsoft’s booth in the recently held PT/Expo Wireless & Networks Comm China 2005 trade show, CECT’s new model of pocket PC mobile phone handset, named ‘P08’, which runs on Windows Mobile 5.0 Operating System, has attracted the attention of distributors all over China.
     “With the implementation of the higher-end product strategy, which started in the third quarter of 2005 and has been marked by the launch of a series of multimedia phones, the average gross profit ratio of CECT’s product portfolio has gone up, as planned. It is expected that with the introduction of pocket PC phones and more multimedia phones in the fourth quarter, the average gross profit ratio of the new product portfolio would increase further to beat 20%.
     “The commercial success of the introduction of the ‘P08’ model is yet another testimony to CECT’s strong research and development capabilities, its deep understanding of customer needs and wants, and the rapidity with which it proceeds to satisfy them. Thanks to these advantages, CECT is able to hold its own in the fiercely competitive mobile phone handset market in China, in which foreign players are leading currently.
     “These orders for ‘P08’ are the first batch of the many more to come. I expect a similarly favorable response when more pocket PC phones and multimedia phones are launched in the near future. Meanwhile, basing on currently available information, I am confident that CECT’s net income for 2005 would reach US$ 24 million, up 60% from that for 2004.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING — News) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set- top-box products.

XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect,” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
SOURCE Qiao Xing Universal Telephone, Inc.
     -0-       11/09/2005
     /CONTACT:  Rick Xiao, IR Director of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, rickxiao@qiaoxing.com /
     /Web site:  http://www.cosun-xing.com /
     (XING)